Exhibit 99(a)(1)(I)

Simrad Yachting Acquires Approximately 80% of Lowrance’s Shares Pursuant to the Tender Offer

                March 1, 2006—Simrad Yachting AS and Lowrance Electronics, Inc. (Nasdaq: LEIX) announced today that Simrad Yachting’s wholly owned subsidiary, Navico Acquisition Corp., purchased all of the shares tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of Lowrance common stock at $37.00 per share, net to the seller in cash without interest.

                The tender offer and withdrawal rights expired at 12:00 Midnight, New York City time on Tuesday, February 28, 2006. According to the depositary for the offer, a total of 4,105,658 shares of common stock of Lowrance had been tendered and not withdrawn prior to this expiration, including 286,150 shares subject to guaranteed delivery. Shareholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $37.00 per share, net to the seller in cash without interest. As a result of these purchases in the tender offer, Simrad Yachting, through Navico, now owns approximately 80% of the outstanding shares of Lowrance common stock.

                Simrad Yachting also announced that Navico will provide a subsequent offering period which will expire at 12:00 Midnight, New York City time on Friday, March 3, 2006, unless extended. During this subsequent offering period, holders of shares of Lowrance common stock who did not previously tender their shares into the offer may do so and Navico will promptly purchase any shares so tendered at $37.00 per share, net to the seller in cash without interest. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

                After expiration of the subsequent offering period, Navico will acquire all of the remaining outstanding shares of Lowrance common stock by means of a merger under Delaware law. In this merger, Navico will merge with and into Lowrance and Lowrance will become a wholly owned subsidiary of Simrad Yachting. Each share of Lowrance’s outstanding common stock will be cancelled and (except for shares held by Simrad Yachting, Navico or shareholders properly exercising dissenters’ rights) will be converted into the right to receive $37.00 per share, net to the seller in cash without interest. Lowrance’s common stock will cease to be quoted for trading on the Nasdaq National Market.

                If Simrad Yachting, through Navico, owns at least 90% of the outstanding shares of Lowrance common stock after the subsequent offering period, the merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

                Simrad Yachting has engaged Mellon Investor Services LLC as depositary in connection with the tender offer.  Questions and requests for documentation in connection with the tender offer may be directed to Morrow & Co., Inc., the information agent for the tender offer, at (800) 607-0088.

                Lowrance is one of the world’s largest providers of marine electronics to leisure boats and has a particularly strong presence in the fish finders and GPS navigation systems segments of the market. In addition to marine electronic products, Lowrance has produced for over 10 years hand held GPS mapping products for campers and hikers as well as GPS navigation systems for the automotive and aviation markets.

                Simrad Yachting is a leading provider of marine electronics to high-end leisure boats and smaller commercial vessels.  The combined Simrad Lowrance will be one of the world’s largest providers of marine electronics to leisure boats, and have a strong position to build on in the commercial segment:

•                  The complementarities of Simrad and Lowrance’s product lines and geographic presence will allow it to provide a broader and more complete product offering in all markets around the world.  Simrad Lowrance can offer navigation, fish finders, autopilots, radars, communication equipment and instruments for motor and sail boats of all sizes

•                  Simrad Lowrance will have four very strong brands in our portfolio, each addressing specific segments in the market; Simrad, Lowrance, Eagle and B&G

•                  The increased size will allow the company to invest even more in R&D to be in the forefront of the industry and speed up time to market of new products.  It will also help it to substantially reduce sourcing and manufacturing cost as well as give it the scale necessary to enter new geographic markets that neither of the companies have properly explored before

Darrell Lowrance, the current Chairman and Chief Executive Officer of Lowrance who founded the company in 1957 will become the Chief Executive Officer of the combined company. Jan Berner, the current Chief Executive Officer of Simrad Yachting will become Deputy Chief Executive Officer and lead the integration work.

“I believe the merger with Simrad Yachting is in the best interests of our company and shareholders. The combination of Simrad Yachting and Lowrance will be able to leverage the technology and market position Lowrance has worked hard to develop over the last 48 years and will create additional opportunities for our employees and customers in the future. Simrad Yachting has a long history of providing high-quality marine electronics products to the commercial and high-end leisure markets and, through B&G, is the world’s leading provider of steering equipment and electronics for sail boats. We believe the existing product lines of Simrad Yachting and Lowrance are highly complementary”, said Mr. Lowrance.

“We in Simrad Yachting have learned to know Lowrance over some time, and are very impressed by the company, its management and what it has achieved.  We look forward to combining the strengths of two great companies”, said Mr. Hugo Maurstad, Chairman of the Board of Simrad Yachting.

Simrad Yachting is owned by Altor 2003 Fund (90%), a Nordic based private equity fund advised by Altor Equity Partners AB, and Kongsberg Gruppen (10%), a Norwegian based maritime electronics and defense company

For further information, please contact:

Mr. Darrell Lowrance, Chairman and CEO, Lowrance Electronics, Inc., (918) 438-8702

Mr. Hugo Maurstad, Chairman of the Board, Simrad Yachting AS, telephone 011 47 901 04308

About Lowrance Electronics, Inc.

Lowrance Electronics, Inc. (www.lowrance.com) designs, manufactures and markets SONAR and GPS products, digital mapping systems and accessories under the brand names “Lowrance”® and “Eagle”® Electronics, “Lowrance Automotive(TM)” and “Lowrance Avionics”®. These products are used in the following primary product markets: marine, general consumer (which includes handheld GPS outdoor recreational use and voice turn-by-turn navigational systems for aftermarket automotive use) and aviation.

About Simrad Yachting AS

Simrad Yachting AS designs, manufactures and markets Autopilots, Communication equipment, SONAR, GPS, Radars and other instruments for use in smaller commercial vessels and larger leisure boats.  The products are marketed under the brand names Simrad and B&G.  Further information is available on Simrad Yachting’s website at: www.simradyachting.com.

About Altor
Altor 2003 Fund is a fund with a portfolio of MEUR 650 for which Altor Equity Partners AB acts as investment adviser. The fund specializes in investments ranging from MEUR 75 to MEUR 400. Altor focuses on opportunities that can actively contribute to creating value through operational improvements, growth (including consolidation and Nordic/international expansion) and strategic re-positioning. Altor has an investment organization consisting of 25 individuals. Further information is available on Altor’s website at: www.altor.com.

Notice to Lowrance stockholders:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Simrad Yachting and Navico with the SEC.

In addition, Lowrance filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the SEC with respect to the tender offer. The Tender Offer Statement (and related materials), as amended, and the Solicitation/Recommendation Statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for free upon request to Morrow & Co., Inc., the information agent for the tender offer, at 470 West Avenue, Stamford, CT 06902, by calling toll free at 800-607-0088.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site http://www.sec.gov.